Exhibit 99.1
Corus Entertainment Inc. - First Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended
(thousands of Canadian dollars except	November 30,
per share data)	2005	2004
Revenues	195,341	180,600
Segment profit
Radio	21,863	21,024
Television	52,029	44,945
Content	524	122
Corporate	(4,785)	(3,623)
Eliminations	120	(103)
	69,751	62,365

Net income	31,407	29,077
Earnings per share
Basic	$0.73	$0.68
Diluted	$0.72	$0.68
Weighted average number of shares outstanding (in thousands)
Basic	42,808	42,739
Diluted	43,387	42,822

Significant Events in the Quarter

•	On September 16, 2005, Corus announced that Movie Central’s service would be available for broadcast in High Definition to Bell Express Vu customers.
•
On September 29, 2005 Corus hosted its annual Investor Day. Financial guidance for fiscal 2006 was given as follows: segment profit of between $210 to $220 million and free cash flow of between $70 to $85 million.

•
On October 14, 2005, the Copyright Board of Canada announced its decision to increase royalties paid by commercial radio stations to the Society of Composers, Authors and Music Publishers of Canada (SOCAN) and the Neighbouring Rights Collective of Canada (NRCC) for their use of music from 2003 to 2007.

•	In November 2005, Corus Entertainment programs were awarded eight Gemini Awards and an International Emmy. In particular, YTV’s Dark Oracle won both a Gemini and an International Emmy.

Significant Events Subsequent to the Quarter

•
On December 15, 2005 the Company announced that it had commenced a cash tender offer and consent solicitation for its outstanding U.S.$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012. The consent solicitation was successful, as 99.5% of the Notes were tendered prior to the expiry of the consent solicitation on December 29, 2005. The tender offer expires on January 20, 2006.

•
On December 15, 2005 the Company announced its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX. On December 29, 2005 the TSX confirmed its acceptance of the notice of intention.

•	On December 31, 2005 the Company paid a semi-annual dividend of $0.045 and $0.05 to holders of its Class A and Class B shares respectively.
•
On January 12, 2006 the Company announced an increase in its dividend. The dividend will now be paid quarterly instead of semi-annually. The quarterly dividend for holders of its Class A and Class B shares will increase to $0.0975 and $0.10 respectively. The Company’s dividend will be paid on March 31, 2006 to shareholders of record at the close of business on March 15, 2006.

Corus

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2005 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The first quarter was highlighted by strong revenue growth and excellent operating performance from our Radio, Television and Content segments. Net income for the quarter was $31.4 million on revenues of $195.3 million, as compared to $29.1 million on revenues of $180.6 million in the prior year. Radio and Television delivered segment profit growth of 4% and 16% respectively, while Content contributed another quarter of positive segment profit. On a same station basis, Radio delivered revenues and segment profit growth of 9% and 12%, respectively.

First Quarter Results

Revenues

Revenues for the first quarter were $195.3 million, an increase of 8% over $180.6 million last year. Radio and Television each experienced increases of 10% driven by strong advertising sales growth, while Content revenues were down 17% from the prior year.

Corus

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the first quarter were $125.6 million, up 6% from $118.2 million in the prior year. Radio expenses were up 14% as the stations acquired at the end of fiscal 2005 began integration into the Québec cluster.

Depreciation

Depreciation expense for the first quarter was $5.0 million, a decrease of $0.4 million from last year. This decrease reflects a lower capital cost base.

Amortization

Amortization expense for the first quarter was $0.9 million, down from $1.2 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the first quarter was $14.5 million, up from $13.6 million last year. The increase was due to the Company’s termination of its fixed-to-floating interest rate swap agreement in the third quarter of fiscal 2005. The effective interest rate for the first quarter was 9.5%, as compared to 8.6% in the prior year reflecting the absence of interest savings from the fixed-to-floating interest rate swap.

Other income, net

Other income for the first quarter was $0.7 million, compared to $6.4 million in the prior year. The prior year’s comparable quarter includes an unrealized derivative transaction gain of $2.1 million and foreign exchange gains of $3.9 million.

Income taxes

The effective tax rate for the first quarter was 35.4%, consistent with the Company’s 35.7% statutory rate.

Net income

Net income for the first quarter was $31.4 million, as compared to $29.1 million last year. Earnings per share for the first quarter were $0.73 basic and $0.72 diluted, compared with $0.68 basic and diluted last year.

Corus

Radio

The Radio division comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2005	2004
Revenues	72,392	65,533
Direct cost of sales, general and administrative expenses	50,529	44,509
Segment profit	21,863	21,024

Revenues for the first quarter were $72.4 million, up 10% from the corresponding period last year. On a same station basis revenues were up 9% over the prior year. Revenue growth was experienced across Canada, with Edmonton, Calgary, Winnipeg, Toronto, and Montreal contributing above average growth in the quarter. Local and national airtime sales for the division increased over the prior year by 10% and 4%, respectively. Corus Radio continues to be competitively well positioned to take advantage of the strong ad market which was up 8% in the top ten markets for the quarter. The recent Bureau of Broadcast Measurement ratings confirmed that Corus has improved its competitive position.

Direct cost of sales, general and administrative expenses for the first quarter were $50.5 million, up 14% from the corresponding period last year. On a same station basis expenses were up 7% over the prior year. This growth is attributed to increased investments in new media and programming content, principally related to professional hockey which was unavailable last year.

Segment profit for the first quarter was $21.9 million, an increase of 4% over the corresponding period. On a same station basis, segment profit increased by 12% over the prior year.

Corus

Television

The Television division is composed of the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 40% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore Avenue; interests in three digital television channels, SCREAM, Discovery Kids Canada and The Documentary Channel; Corus Custom Networks, a cable advertising service; three local television stations; and Max Trax, a residential digital music service.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2005	2004
Revenues	108,840	98,520
Direct cost of sales, general and administrative expenses	56,811	53,575
Segment profit	52,029	44,945

Revenues for the first quarter were $108.8 million, up 10% over the corresponding period last year. Revenue growth was driven by continued advertising growth of 13% and subscriber growth of 8%. The strong advertising growth was driven by CMT, W Network and TELETOON. In total, specialty advertising revenues grew 14% over the prior year’s quarter. Subscriber revenue growth was driven by Movie Central, which finished the quarter with 767,000 subscribers, up 3% from 748,000 at August 31, 2005. The Company attributes this increase to a successful marketing campaign surrounding the launch of the HBO series Rome.

Direct cost of sales, general and administrative expenses were $56.8 million for the first quarter, up 6% from the prior year. The increase was primarily due to higher overall cost of sales and higher variable costs associated with increased revenues. Amortization of program and film rights, included in direct cost of sales was relatively unchanged from the prior year. These increased costs were offset by effective cost containment in other general and administrative overhead.

Segment profit for the first quarter was $52.0 million, up 16% from the prior year.

Corus

Content

The Content division consists of the production and distribution of television programs and the sale and licensing of related products and rights.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2005	2004
Revenues	15,719	18,928
Direct cost of sales, general and administrative expenses	15,195	18,806
Segment profit	524	122

Revenues for the first quarter were $15.7 million, a decrease of 17% from the prior year.  During the quarter Content delivered 17 completed episodes, compared to 52 episodes in the prior year. Included in Content’s revenues are $1.6 million in intercompany revenues. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the first quarter were $15.2 million, down by 19% from the prior year.  The decrease reflects lower revenues.

Segment profit for the first quarter was $0.5 million, compared to $0.1 million last year. The Content division continues to perform in line with the Company’s expectations for segment profit and free cash flow.

Corus

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2005	2004
Stock-based compensation	1,683	1,275
Other general and administrative costs	3,102	2,348
General and administrative expenses	4,785	3,623

General and administrative expense increased to $4.8 million in the first quarter from $3.6 million in the same period last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units and the issuance of stock options. The increase in the quarter reflects the impact of Corus’ higher average share price in the first quarter of fiscal 2006 compared to the same period last year.

The increase in other general and administrative costs of $0.8 million in the first quarter relate primarily to increased costs of information technology and costs associated with implementing the requirements of the Sarbanes-Oxley Act and new Canadian securities standards.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data from the consolidated statements of income (loss) and retained earnings (deficit) for each of the eight most recent quarters ended November 30, 2005. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2005.

(thousands of	Revenues	Segment profit	Net income	Earnings (loss) per share
Canadian dollars)		(loss)	(loss)	Basic	Diluted
2006
1st Qtr	195,341	69,751	31,407	$0.73	$0.72
2005
4th Qtr	175,279	42,571	9,662	$0.23	$0.22
3rd Qtr	171,890	52,351	19,430	0.45	0.45
2nd Qtr	155,300	38,024	12,945	0.30	0.30
1st Qtr	180,600	62,365	29,077	0.68	0.68
2004
4th Qtr	162,959	42,837	14,018	$0.33	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19	0.19

Corus

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2005, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•
The third quarter of fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41/share) resulting from the Company’s decision to lower estimates of future revenue as a result of a challenging library market and a lower U.S. dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2005.

Financial Position

Total assets at November 30, 2005 were $1.97 billion compared to $1.93 billion at August 31, 2005. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2005.

Current assets increased by $31.0 million. Cash and cash equivalents increased by $4.4 million. Accounts receivable increased by $25.5 million. The first quarter typically generates the strongest revenues for the broadcasting businesses, and this results in an increase in receivables.

Non-current assets increased by $7.7 million. Tax credits receivable increased by $1.7 million due to accruals made related to film production. Property, plant and equipment decreased by $3.6 million as capital expenditures of $1.2 million were offset by depreciation of $5.0 million. Program and film rights (current and non-current) increased by $14.8 million, as accruals for acquired rights of $43.5 million were offset by amortization of $28.9 million. Film investments increased by $5.8 million, as net film spending of $12.7 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $0.9 million due to amortization. Broadcast licenses decreased by $3.8 million and goodwill decreased by $4.1 million as a result of the sale of two radio stations in the quarter.

Current liabilities increased by $4.4 million. Accounts payable and accrued liabilities decreased by $3.1 million and income taxes payable increased by $7.5 million. Accounts payable and accrued liabilities related to working capital decreased by $20.0 million, due to the timing of trade accounts payable and the payment of interest, while non-working capital accruals for program rights and film investments increased by $16.9 million.

Non-current liabilities increased by $4.6 million. Long-term debt decreased by $7.6 million, resulting from foreign exchange translation adjustments. Deferred credits increased by $8.2 million, as payments of $1.7 million for public benefits related to acquisitions were offset by $7.6 million in translation adjustments for cross-currency agreements and other working capital adjustments. Net future tax liability (including current asset) increased by $3.8 million primarily as a result of the utilization of tax loss carryforwards.

Corus

Share capital increased by $0.2 million as a result of the exercising of employee stock options. Contributed surplus increased by $0.7 million as a result of expensing stock options for the period. Cumulative translation adjustment increased by $0.6 million primarily due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $4.4 million in the first quarter, compared to a decrease of $47.1 million in the prior year. Free cash flow is typically negative in the first quarter, as the Company pays interest on its notes, however in the first quarter of fiscal 2006 free cash flow was positive. This is due primarily to proceeds from the sale of radio assets received in the quarter.

Cash used in operating activities for the first quarter was $1.1 million, compared to $8.4 million last year. An increase in net income adjusted for non-cash items and net change in non-cash working capital of $5.2 million, as well as a $1.4 million decrease in payments for program rights contributed to this increase in operating cash flow. Non-cash working capital is typically a use of cash in the first quarter as accrued interest and other year end accruals are paid in the quarter, and quarter-over-quarter revenue increases lead to higher receivables.

Cash provided by investing activities was $5.5 million for the first quarter, as compared to cash used of $4.5 million last year. The current year includes $9.0 million in proceeds from the sale of certain radio assets.

Cash flow from financing activities in the first quarter was practically nil compared to a use of $34.2 million last year. The Company paid down its U.S. dollar denominated bank loan balance of $34.0 million in the first quarter of fiscal 2005.

Liquidity

As at November 30, 2005, the Company had a cash balance of $142.5 million, and a working capital balance of $216.2 million. Management believes that cash flow from operations and existing or revised credit facilities will provide the Company with sufficient financial resources to fund its operations for the remainder of fiscal 2006.

Net debt and adjusted net debt

At November 30, 2005 net debt was $295.1 million, down from $307.1 million at August 31, 2005. Adjusted net debt at November 30, 2005 was $461.5 million, down from $465.9 million at August 31, 2005. Adjusted net debt to segment profit at November 30, 2005 was 2.3 times, down from 2.4 times at August 31, 2005.

Corus

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. With the exception of radio same station segment results, these have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures.

Free cash flow
	Three months ended November 30,
(thousands of Canadian dollars)	2005	2004
Cash provided by (used in):
Operating activities	(1,102)	(8,370)
Investing activities	5,543	(4,519)
Free cash flow	4,441	(12,889)

Net debt and adjusted net debt
(thousands of Canadian dollars)	As at November 30, 2005	As at August 31, 2005
Long-term debt	437,587	445,162
Cash and cash equivalents	(142,521)	(138,086)
Net debt	295,066	307,076
Unrealized cumulative foreign exchange gains	166,413	158,838
Adjusted net debt	461,479	465,914

Adjusted net debt to segment profit
(thousands of Canadian dollars except ratios)	As at November 30, 2005	As at August 31, 2005
Adjusted net debt [numerator]	461,479	465,914
Segment profit (1) [denominator]	202,697	195,311
Adjusted net debt to segment profit	2.3	2.4

(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” of Management’s Discussion and Analysis.

Corus

Radio same station segment results

Radio same station segment results represents the revenues and segment profit for the 43 radio stations whose results are included in the first quarter of fiscals 2006 and 2005. With the acquisition and sale of certain stations over the past several quarters, the radio same station segment results metric has been included in this managements’ discussion and analysis to enhance the Company’s disclosure.

	Three months ended November 30,
(thousands of Canadian dollars)	2005	2004
Total Radio revenues	72,392	65,533
Adjustment for stations not in both fiscal periods	(4,319)	(2,816)
Radio same station revenues	68,073	62,717

Total Radio direct cost of sales, general and administrative expenses	50,529	44,509
Adjustment for stations not in both fiscal periods	(5,170)	(2,095)
Radio same station direct cost of sales, general and administrative expenses	45,359	42,414

Total Radio segment profit	21,863	21,024
Adjustment for stations not in both fiscal periods	851	(721)
Radio same station segment profit	22,714	20,303

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at November 30,	As at August 31,
(in thousands of Canadian dollars)	2005	2005
ASSETS
Current
Cash and cash equivalents	142,521	138,086
Accounts receivable	180,822	155,343
Prepaid expenses and other	12,284	10,948
Program and film rights	95,473	93,725
Future tax asset	4,478	6,498
Total current assets	435,578	404,600

Tax credits receivable	14,014	12,292
Investments and other assets	36,433	36,886
Property, plant and equipment, net	72,431	76,041
Program and film rights	67,732	54,715
Film investments [note 2]	64,198	58,417
Deferred charges	14,708	15,560
Broadcast licenses [note 3]	510,712	514,552
Goodwill [note 3]	751,238	755,301
	1,967,044	1,928,364

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	169,119	172,236
Income taxes payable	10,577	3,049
Total current liabilities	179,696	175,285

Long-term debt [note 4]	437,587	445,162
Deferred credits [note 5]	203,995	195,789
Future tax liability	149,484	147,744
Other long-term liabilities	23,986	22,895
Non-controlling interest	12,411	11,227
Total liabilities	1,007,159	998,102

SHAREHOLDERS’ EQUITY
Share capital [note 6]	886,081	885,911
Contributed surplus	4,304	3,558
Retained earnings	80,077	50,802
Cumulative translation adjustment [note 11]	(10,577)	(10,009)
Total shareholders’ equity	959,885	930,262
	1,967,044	1,928,364

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

January 12, 2006

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

[unaudited]
(in thousands of Canadian dollars	Three months ended November 30,
except per share amounts)	2005	2004
Revenues	195,341	180,600
Direct cost of sales, general and administrative expenses	125,590	118,235
Depreciation	5,038	5,419
Amortization	852	1,165
Interest on long-term debt	14,464	13,592
Other income, net	(678)	(6,362)
Income before income taxes and non-controlling interest	50,075	48,551
Income tax expense	17,751	18,743
Non-controlling interest	917	731
Net income for the period	31,407	29,077
Retained earnings (deficit), beginning of period	50,802	(17,122)
Dividends	(2,132)	-
Retained earnings, end of period	80,077	11,955

Earnings per share [note 9]
Basic	$0.73	$0.68
Diluted	$0.72	$0.68

Weighted average number of shares outstanding [in thousands]
Basic	42,808	42,739
Diluted	43,387	42,822

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended November 30,
(in thousands of Canadian dollars)	2005	2004
OPERATING ACTIVITIES
Net income for the period	31,407	29,077
Add (deduct) non-cash items:
Depreciation	5,038	5,419
Amortization of program and film rights	28,889	28,148
Amortization of film investments	7,505	9,422
Other amortization	852	1,165
Future income taxes	3,851	3,230
Non-controlling interest	917	731
Foreign exchange gains	-	(2,747)
Stock-based compensation	1,683	1,275
Unrealized derivative gains	-	(2,086)
Other	337	(593)
Net change in non-cash working capital balances related to operations	(40,509)	(38,296)
Payment of program and film rights	(28,324)	(29,687)
Net additions to film investments	(12,748)	(13,428)
Cash used in operating activities	(1,102)	(8,370)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,235)	(3,037)
Increase in investments, net	(497)	(907)
Decrease in public benefits associated with acquisitions	(1,725)	(1,121)
Proceeds from sale of assets	9,000	546
Cash provided by (used in) investing activities	5,543	(4,519)

FINANCING ACTIVITIES
Decrease in bank loans	-	(34,017)
Decrease in other long-term liabilities	(176)	(198)
Issuance of shares under stock option plan	170	-
Cash used in financing activities	(6)	(34,215)

Net increase (decrease) in cash and cash equivalents during period	4,435	(47,104)
Cash and cash equivalents, beginning of period	138,086	95,231
Cash and cash equivalents, end of period	142,521	48,127

See accompanying notes

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Each of our broadcasting businesses (Radio and Television) and our Content business has unique seasonal aspects.

For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

2.	FILM INVESTMENTS

	As at November 30, 2005	As at August 31, 2005
Projects in development and in process, net of advances	23,008	15,876
Completed projects and distribution rights	26,992	28,796
Investments in third party film projects	14,198	13,745
	64,198	58,417

3.	BROADCAST LICENSES AND GOODWILL

During the first quarter, the Company completed the sale of two radio stations to Newfoundland Capital Corporation for an aggregate $9,000 purchase price. There was a reduction of $3,840 and $4,063 in broadcast licenses and goodwill, respectively, and an immaterial loss was recorded on this disposition.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

4.	LONG-TERM DEBT

	As at November 30, 2005	As at August 31, 2005
Senior subordinated notes
Principal amount translated into Canadian dollars at hedged rate	604,000	604,000
Unrealized cumulative foreign exchange gains	(166,413)	(158,838)
Senior subordinated notes translated at the current rate	437,587	445,162

5.	DEFERRED CREDITS

	As at November 30, 2005	As at August 31, 2005
Public benefits associated with acquisitions	19,484	21,209
Cross-currency agreements translated intoCanadian dollars at the current rate	166,413	158,838
Unearned revenue from distribution and licensing of film rights	14,539	12,320
Other	3,559	3,422
	203,995	195,789

6.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2005 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2005	1,724,929	26,715	41,078,119	859,196	885,911
Issuance of shares under Stock Option Plan	-	-	6,748	170	170
Balance, November 30, 2005	1,724,929	26,715	41,084,867	859,366	886,081

There were no significant changes to the outstanding share capital subsequent to quarter end.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During the first quarter of fiscal 2006, the Company granted 262,000 stock options with a weighted average exercise price of $32.25 per share, and a term of seven and a half years. The weighted average fair value of the stock options granted in the first quarter of fiscal 2006 was $11.16 per option.

As at November 30, 2005, the Company has outstanding stock options for 3,668,857 Class B Non-Voting Shares, of which 2,616,577 are exercisable.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2006	Fiscal 2005
Expected life	5 years	5 years
Risk-free interest rates	3.73%	4.31%
Dividend yield	0.31%	0.21%
Volatility	33.33%	35.98%

The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the first quarter of $746 (2005 - $650) and this has been credited to contributed surplus.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended November 30,
	2005	2004
Net income	31,407	29,077
Pro forma net income	31,115	28,593
Pro forma basic earnings per share	$0.73	$0.67
Pro forma diluted earnings per share	$0.72	$0.67

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on shareholder appreciation targets. No expense was recorded in the first quarter in relation to this plan.

7.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 51 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

(a) Revenues and segment profit

Three months ended November 30, 2005
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	72,392	108,840	15,719	-	(1,610)	195,341
Direct cost of sales, general and administrative expenses	50,529	56,811	15,195	4,785	(1,730)	125,590
Segment profit	21,863	52,029	524	(4,785)	120	69,751
Depreciation	1,568	1,804	751	915	-	5,038
Amortization	-	188	-	664	-	852
Interest on long-term debt	-	-	-	14,464	-	14,464
Other expense (income), net	134	20	(2)	(830)	-	(678)
Income before income taxes and non-controlling interest	20,161	50,017	(225)	(19,998)	120	50,075

Three months ended November 30, 2004
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	65,533	98,520	18,928	-	(2,381)	180,600
Direct cost of sales, general and administrative expenses	44,509	53,575	18,806	3,623	(2,278)	118,235
Segment profit	21,024	44,945	122	(3,623)	(103)	62,365
Depreciation	1,678	2,117	653	971	-	5,419
Amortization	-	465	-	700	-	1,165
Interest on long-term debt	-	-	-	13,592	-	13,592
Other expense (income), net	(80)	185	288	(6,755)	-	(6,362)
Income before income taxes and non-controlling interest	19,426	42,178	(819)	(12,131)	(103)	48,551

The corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b) Segment assets

	As at November30, 2005	As at August 31, 2005
Radio	712,109	713,427
Television	919,116	878,323
Content	140,224	145,947
Corporate	196,832	191,963
Eliminations	(1,237)	(1,296)
	1,967,044	1,928,364

Assets are located primarily within Canada.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

8.	FINANCIAL INSTRUMENTS

Fair values

The fair values of certain financial instruments have been determined as follows:

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers' acceptance rates and on U.S. bank base and LIBOR rates.

As at November 30, 2005, the fair value of the Company's Notes was U.S.$397,500 [August 31,2005 - U.S.$403,125].

Derivative financial instruments

The estimated fair values of these agreements are as follows

	November 30, 2005		August 31, 2005
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cross-currency agreements	(166,413)	(245,054)	(158,838)	(242,005)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts.

	Three months ended November 30,
	2005	2004
Net income for the period [numerator]	31,407	29,077

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,808	42,739
Effect of dilutive securities	579	83
Weighted average number of shares outstanding - diluted	43,387	42,822

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

10.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2005	2004
Interest paid	28,451	26,847
Interest received	1,052	654
Income taxes paid	6,631	12,095

11.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended November 30,
	2005	2004
Direct cost of sales, general and administrative expenses	295	(1,071)
Other income, net	211	(3,947)
Total foreign exchange loss (gains)	506	(5,018)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2005	(10,009)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(568)
Balance, November 30, 2005	(10,577)

12.	SUBSEQUENT EVENTS

On December 15, 2005 the Company announced that it had commenced a cash tender offer and consent solicitation for its outstanding U.S.$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012. The consent solicitation was successful prior to its expiry on December 29, 2005. The tender offer expires on January 20, 2006.

On December 15, 2005 the Company announced its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX. On December 29, 2005 the TSX confirmed its acceptance of the notice of intention.

Corus

 Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2005
(in thousands of Canadian dollars except share information)

13.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2006 consolidated financial statements.

Corus
22